METASTAT, INC.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

June 1, 2015

Kate Maher, Esq. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	MetaStat, Inc.
Registration Statement on Form S-1
Filed April 10, 2015
File No. 333-203361

Dear Ms. Maher:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated April 30, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed an amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.  To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

Comment Number	Comment and Response

Prospectus

1.           Please clearly provide all disclosure required by Regulation S-K Item 404, using the transaction threshold dollar amount described in Item 404(d)(1) and addressing all periods mentioned in Instruction 2 to Item 404(d). We note for example the information on page 57 of your latest Form 10-K.

COMPANY RESPONSE:  We have provided all disclosure required by Regulation S-K Item 404 in accordance with the Staff’s comment on page 83 of the Amended Form S-1.

Selling Stockholders, page 86

2.           We note your reference in the penultimate paragraph on page 86 to selling stockholders who are broker-dealers and affiliates of broker-dealers. If the selling stockholders who are broker-dealers received the offered securities as compensation for underwriting activities, please say so clearly and describe the underwriting activities. Otherwise, please identify those broker-dealers as underwriters. For each selling stockholder that is an affiliate of a broker-dealer, please (1) disclose, if true, that the selling stockholder purchased the offered securities in the ordinary course of business, and at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, or (2) identify such selling stockholder as an underwriter.

COMPANY RESPONSE:  We have added the disclosure in accordance with the Staff’s comment on page 84 of the Amended Form S-1.

Exhibit 5.1

3.           Please file the opinion required by Regulation S-K Item 601(b)(5).

COMPANY RESPONSE:  We have filed the opinion required by Regulation S-K Item 601(b)(5) in the Amended Form S-1.

Signatures

4.           Please include below the second paragraph of text required on the Signatures page the signature of your principal financial officer.

COMPANY RESPONSE:  We have included the signature of our principal financial officer on the signature page of the Amended Form S-1.

***

Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Oscar L. Bronsther
Oscar L. Bronsther, CEO